This supplement relates to the Prospectus for Offers and Sales of Common Stock dated October 23, 2001	Registration Statements No. 333-41542 and No. 333-72036 This filing is made pursuant to Rule 424(b)(3) and (c) under the Securities Act of 1933, as amended

2004 SUPPLEMENT

TO PROSPECTUS FOR OFFERS AND SALES OF COMMON STOCK OF GOLDEN TELECOM, INC. BY
CERTAIN SELLING SHAREHOLDERS

     This Supplement dated September 28, 2004 to the Prospectus dated October 23, 2001 relating to offers and sales of shares of our common stock that have been or may be acquired upon exercise of incentive stock options or nonqualified stock options pursuant to our 1999 Equity Participation Plan by certain Selling Stockholders of Golden Telecom, Inc. contains certain current information that may change from year to year. The Supplement will be updated as necessary and will be delivered to each Selling Stockholder. Each current supplement should be kept with the Prospectus in the Selling Stockholder’s important papers. Selling Stockholders who received the October 23, 2001 Prospectus will not be sent additional copies of the Prospectus in subsequent years unless the information in the Prospectus is required to be amended or unless a Selling Stockholder requests an additional copy by writing to Golden Telecom, Inc., Legal Department, Representation Office Golden TeleServices, 1 Kozhevnichesky Proezd, Moscow, Russia, 115114. Capitalized terms used in this supplement have the meanings set forth in the Prospectus.

     Date. The date of this supplement is September 28, 2004.

     Information Regarding Selling Stockholders and Shares Covered by the Prospectus. The Prospectus covers 171,913 shares of our common stock that have been or may be acquired by the Selling Stockholders upon exercise as of September 24, 2004 pursuant to incentive stock options or nonqualified stock options granted pursuant to our 1999 Equity Participation Plan.

     There are set forth in the following table opposite the name of each of the Selling Stockholders:

     1. Under the heading “Shares of common stock beneficially owned”,

•	the shares of our common stock beneficially owned by each Selling Stockholder on September 24, 2004, including shares of our common stock (if any) of which each Selling Stockholder had the right on such date to acquire beneficial ownership pursuant to the exercise on or before November 23, 2004 of options that we have granted.

     2. Under the heading “Shares awarded under the Plan or which may be acquired and offered”, the shares of our common stock that:

•	have been acquired or may be acquired upon exercise of options under the Plan;

•	may be offered or sold by the Selling Stockholder using the Prospectus.

     3. Under the heading “Shares of common stock to be owned after completion of the offering”, the shares of our common stock to be beneficially owned by the Selling Stockholder after completion of the offering, based on the number of shares owned on September 24, 2004.

     Certain options granted pursuant to the Plan may be transferred to a member of a Selling Stockholder’s immediate family or to a trust for the benefit of such immediate family members. The names of such transferees and the number of award shares that may be offered by them under the Prospectus will be included in a supplement when such information becomes known. The information as to security holdings is based on information that we receive from the Selling Stockholders and from our Compensation Committee.

			(2)
			Shares	(3)
			awarded under the	Shares of
		(1)	Plan or	common
		Shares of	which	stock
		common	may be	to be
		stock	acquired	owned
	Present principal	beneficially	and	after
	positions or	owned	offered	completion
Selling Stockholder	offices with us or affiliates*	(a)	(b)	of offering
David Herman	Director	10,000	12,500	—

Michael North	Director	10,000	12,500	—

Jeffrey Riddell	Senior Vice President and General Counsel	41,647	41,459	188

Alexander Vinogradov (c)	President and Chief Executive Officer	93,454	93,454	—

Michael Wilson	Principle Accounting Officer and Corporate Controller	12,020	12,000	20

     (a) Included in this column are the number of shares of our common stock of which the selling stockholder has the right to acquire beneficial ownership pursuant to the exercise on or before November 23, 2004 options that we granted as follows: David Herman, 10,000; Michael North 10,000; Jeffrey Riddell, 41,459; Alexander Vinogradov (see footnote (c) below), 93,454; and Michael Wilson 12,000. Inclusion of such shares does not constitute an admission by any Selling Stockholder that such person is the beneficial owner of such shares.

     (b) Included in this column are the number of shares of our common stock that the Selling Stockholder has acquired or may acquire in the future upon exercise of an option,

under the Plan. The numbers of such options are as follows: David Herman, 12,500; Michael North 12,500; Jeffrey Riddell, 41,459; Alexander Vinogradov (see footnote (c) below), 93,454; and Michael Wilson 12,000. Inclusion of such shares does not constitute an admission by any Selling Stockholder that such person is the beneficial owner of such shares.

     (c) Owing to ambiguities and inconsistencies in Russian law, the Compensation Committee of the Board of Directors of Golden Telecom decided not to issue stock options to Mr. Vinogradov. Instead, as part of its key employee incentive and retention policy, Golden Telecom established the Golden Telecom Incentive Bonus Program. Pursuant to this program, Golden Telecom issues stock options to the GTI Equity Participation Plan Trust in numbers corresponding to the level of financial incentive Golden Telecom wishes to award Mr. Vinogradov. When Mr. Vinogradov desires and is eligible to receive the economic benefit of the options, he informs Golden Telecom. Golden Telecom then advises the trustee to exercise an appropriate number of options and if requested, to sell the option shares. Upon request of the Company and Mr. Vinogradov the funds received by the trust from the sales are disbursed to Mr. Vinogradov in the form of incentive bonuses.

     Market Price. The last reported sale price of a share of our common stock as reported on the NASDAQ National Market on September 24, 2004 was $29.80.

        Documents Incorporated by Reference. For further current information about us and our subsidiaries, see our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, including our Consolidated Financial Statements and see also our Proxy Statement for the 2004 Annual Meeting of Stockholders, our Quarterly Reports on Form 10-Q for the period ended March 31, 2004 and June 30, 2004 and our Current Reports on Form 8-K filed on January 30, 2004, February 4, 2004, May 10, 2004, May 12, 2004, July 6, 2004, September 8, 2004 and September 27, 2004. Each of the foregoing is on file with the Securities and Exchange Commission.

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